Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923 Dated February 8, 2012

                                                                      J.P.Morgan
Structured Products
Frequently Asked Questions
================================================================================
Structured Notes FAQs
[] How is a structured investment developed?
[] If an investment provides full return of principal at maturity, who is expected to return that principal amount?
[] Would a designer of a structured product want the index underlying a structured investment to go up or down?
[] What if an investor wants to sell a structured investment? Can an investor profit by actively trading them?
[] Are there any special tax considerations?
[] What should I do if I would like to know more about structured investments?

How is a structured investment developed?
Every structured investment is constructed differently, but many of them rely on the same basic concepts. Frequently, the financial engineering involves the purchase of an option that has a payout at maturity, thus giving the structured investment its particular return profile. Employing options provides leverage and facilitates a variety of types of risk and return profiles.

As an example, when an investor purchases a market linked note with return of principal at maturity and with a payoff at maturity based on a broad-based equity index (such as the S-P 500), the note can be synthetically decomposed into two separate components as diagrammed here.

Although this example is illustrative of the basic concepts involved in structured investment construction, each investment is constructed differently.

                                   [GRAPHIC]

If my investment will return full principal at maturity, who is expected to return that principal amount?
The return of principal in full at maturity is provided by the firm that issued the note and is subject to the credit risk of that issuer. In the case of a bankruptcy of the issuer, the note holder would be repaid at a rate equivalent to other senior unsecured debt holders of the firm and you could lose your entire investment. Structured investments issued in note form are not FDIC insured.

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                                                                      J.P.Morgan
Structured Products
Frequently Asked Questions
================================================================================
Would a designer of a structured product want the index underlying a structured investment to go up or down?
Those who construct structured investments typically seek to design investments that enable investors to realize the maximum possible return given their market view. As such, they generally do not take an active view on the structured investments they sell. Instead, a designer of a structured product typically hedges its exposure to the equity underlying and is generally indifferent to the appreciation or depreciation of a structured investment underlying. It is possible that hedging and trading activities of the product designer or its affiliates could result in substantial returns for a designer of a structured product while the value of the structured investment they designed declines.

What if an investor wants to sell a structured investment? Can an investor profit by actively trading them?
Once issued, structured investments will generally trade at a discount to their value at issuance due to the embedded distribution and hedging fees included in the original issue price. Structured investments are typically not intended to be actively traded instruments and are designed to be held to maturity. The value of the investments will not directly correspond to the underlying and investors may not receive the expected payout if they sell their investments prior to the stated maturity date.

Are there any special tax considerations?
The tax treatment on structured investments varies with each risk and return profile and depends on the individual investor's tax situation. Structured investments can be engineered to receive the most advantageous possible tax treatment. However, investors should contact their own accounting, legal and tax advisors for additional information.

What should I do if I would like to know more about structured investments?
Please contact us at 800.576.3529 or structured.investments@jpmorgan.com or your Financial Advisor.

Disclaimer
SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

Structured investments are not suitable for all investors. Investors should carefully review the Product and Risk Considerations. Structured investments are intended to be buy and hold investments and are not liquid instruments. This site has been designed for informational purposes only and under no circumstances should any information on the site be used as or considered to be an offer to sell or a solicitation of any offer to buy any securities or any other instruments. Offers and sales of any of these securities or instruments may only be made pursuant to the related offering document which should be read carefully. Investment value prior to maturity will be influenced by many factors, including interest rates, the level of the underlying, implied volatility and the time remaining to maturity. Investors may lose some or all of their investment in connection with some of these instruments. This communication is not intended to provide accounting, legal or tax advice or investment recommendations. Investors should contact their own accounting, legal or tax advisors for additional information. Information on this website is subject to change. JPMorgan undertakes no duty to update this information or to supply corrections. Certain investment strategies, investments and products discussed by JPMorgan may not be available or suitable for all institutions or clients. This site has been published in the United States for residents of the
United States only. This site is not intended for use by, or to provide any information to, investors outside of the United States, and such investors should not rely on any information or material

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